SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 91st Ordinary General Meeting of Shareholders of the Company held on June 17, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 17, 2015

(TRANSLATION)

June 17, 2015

To our shareholders,

Notice of Resolutions passed by

the 91st Ordinary General Meeting of Shareholders

We hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 91st Ordinary General Meeting of Shareholders of the Company held today.

Yours sincerely,

Takahiro Hachigo
President and
Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku
Tokyo

Particulars

Matters reported:

1.	The Business Report, consolidated financial statements and unconsolidated financial statements for the 91st Fiscal Year (from April 1, 2014 to March 31, 2015)

2.	The results of the audit of the consolidated financial statements for the 91st Fiscal Year (from April 1, 2014 to March 31, 2015) by the independent auditors and the Board of Corporate Auditors

Matters resolved:

FIRST ITEM: Distribution of Dividends

The proposal was approved in its original form, and the year-end dividend for the fiscal year under review will be ¥22 per share.

SECOND ITEM: Election of Fourteen (14) Directors

The proposal was approved in its original form, and nine directors were re-elected: Fumihiko Ike, Takanobu Ito, Tetsuo Iwamura, Masahiro Yoshida, Kohei Takeuchi, Nobuo Kuroyanagi, Hideko Kunii, Shinji Aoyama, and Noriya Kaihara. Five directors were newly elected: Koichi Fukuo, Yoshiyuki Matsumoto, Yoshi Yamane, Takahiro Hachigo, and Masayuki Igarashi. They have all assumed their posts.

THIRD ITEM: Election of Two (2) Corporate Auditors

The proposal was approved in its original form, and two corporate auditors were newly elected: Hideo Takaura, and Mayumi Tamura. They have both assumed their posts.

*****************************

At the meeting of the Board of Directors following the Ordinary General Meeting of Shareholders, Representative Directors and directors with executive powers were elected, and they have assumed their posts.

As a result, the composition of the directors of the Company is as follows:

Chairman,

Representative Director

Fumihiko Ike

President, Chief Executive Officer and

Representative Director

Takahiro Hachigo

Executive Vice President,

Executive Officer and Representative Director

Tetsuo Iwamura

Senior Managing Officer and Director

Koichi Fukuo

Senior Managing Officer and Director

Yoshiyuki Matsumoto

Senior Managing Officer and Director

Yoshi Yamane

Managing Officer and Director

Masahiro Yoshida

Managing Officer and Director

Kohei Takeuchi

Director

Nobuo Kuroyanagi

(Outside Director)

Director

Hideko Kunii

(Outside Director)

Director and Advisor

Takanobu Ito

Operating Officer and Director

Shinji Aoyama

Operating Officer and Director

Noriya Kaihara

Operating Officer and Director

Masayuki Igarashi

(Note)

1.	Nobuo Kuroyanagi and Hideko Kunii are outside directors as provided for in Article 2, Item 15 of the Company Law.

2.	Hideko Kunii has been designated by the Company as an Independent Director as provided for in the rules of the Tokyo Stock Exchange and registered with the Tokyo Stock Exchange.

Also, at the meeting of the Board of Corporate Auditors following the Ordinary General Meeting of Shareholders, full-time Corporate Auditors were elected, and they have assumed their posts.

As a result, the composition of the Corporate Auditors of the Company is as follows:

Corporate Auditor (full-time)

Masaya Yamashita

Corporate Auditor (full-time)

Kunio Endo

Corporate Auditor

Toshiaki Hiwatari

(Outside Corporate Auditor)

Corporate Auditor

Hideo Takaura

(Outside Corporate Auditor)

Corporate Auditor

Mayumi Tamura

(Outside Corporate Auditor)

(Note)

1.	Corporate Auditors Hideo Takaura, Mayumi Tamura and Toshiaki Hiwatari are outside corporate auditors as provided for in Article 2, Item 16 of the Company Law.

2.	Hideo Takaura, Mayumi Tamura and Toshiaki Hiwatari have each been designated by the Company as an Independent Auditor as provided for in the rules of the Tokyo Stock Exchange and registered with the Tokyo Stock Exchange.

The Company has introduced an operating officer system to strengthen operations in regions and local workplaces and implement quick and appropriate decisions. The composition of the operating officers of the Company after the Ordinary General Meeting of Shareholders is as follows:

President, Chief Executive Officer

Takahiro Hachigo

Executive Vice President and Executive Officer

Tetsuo Iwamura

Senior Managing Officer

Sho Minekawa

Senior Managing Officer

Koichi Fukuo

Senior Managing Officer

Takuji Yamada

Senior Managing Officer

Yoshiyuki Matsumoto

Senior Managing Officer

Toshiaki Mikoshiba

Senior Managing Officer

Yoshi Yamane

Managing Officer

Toshihiko Nonaka

Managing Officer

Ko Katayama

Managing Officer

Masahiro Yoshida

Managing Officer

Chitoshi Yokota

Managing Officer

Seiji Kuraishi

Managing Officer

Takashi Sekiguchi

Managing Officer

Soichiro Takizawa

Managing Officer

Kohei Takeuchi

Operating Officer

Michimasa Fujino

Operating Officer

Naoto Matsui

Operating Officer

Mitsugu Matsukawa

Operating Officer

Shinji Aoyama

Operating Officer

Noriya Kaihara

Operating Officer

Tetsuo Suzuki

Operating Officer

Issao Mizoguchi

Operating Officer

Toshihiro Mibe

Operating Officer

Yusuke Hori

Operating Officer

Tomomi Kosaka

Operating Officer

Noriaki Abe

Operating Officer

Toshiyuki Shimabara

Operating Officer

Yasuhide Mizuno

Operating Officer

Kazuhiro Odaka

Operating Officer

Masayuki Igarashi

Operating Officer

Hiroyuki Kachi